

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2021

Richard Hanks
Chief Financial Officer
Clarivate Plc
Friars House, 160 Blackfriars Road
London, SE1 8EZ
United Kingdom

  Re: Clarivate Plc
    Registration Statement on Form S-3
    Filed July 1, 2021
    File No. 333-257608

Dear Mr. Hanks:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Technology

cc: Joseph Hall